

July 27, 2015

Via E-mail
Patrick Carroll
Chief Financial Officer, Executive Vice President and Treasurer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, NY 10119

      **Re:**    **Lexington Realty Trust**
              **Lepercq Corporate Income Fund L.P.**
              **Form 10-K for the Year Ended December 31, 2014**
              **Filed February 26, 2015**
              **File Nos. 001-12386 and 033-04215**

Dear Mr. Carroll:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Kevin Woody

                  Kevin Woody
                  Branch Chief